UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
Lighting Science Group Corporation
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
53224G103
(CUSIP Number)
Govi Rao
LED Holdings, LLC
11390 Sunrise Gold Circle #800
Rancho Cordova, CA 95742
(610) 745-9590
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 27, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS LED Holdings, LLC 26-0299414

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		20,666,856 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,666,856 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(2) Based on 30,182,066 shares of common stock outstanding as of June 26, 2009.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PP IV (AIV) LED, LLC 26-0240524

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(2) Based on 30,182,066 shares of common stock outstanding as of June 26, 2009.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PP IV LED, LLC 26-0196366

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(2) Based on 30,182,066 shares of common stock outstanding as of June 26, 2009.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS PARTNERS IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		37,193,190 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		37,193,190 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,860,046 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.6%(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by Pegasus Partners IV, L.P. in connection with a purchase on January 7, 2009 and 32,650,715 shares of common stock issuable upon exercise of warrants at the time the convertible note was issued to Pegasus Partners IV, L.P. on August 27, 2009 is converted into units.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,182,066 shares of common stock outstanding as of June 26, 2009.
(4) Pegasus Partners IV, L.P. also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		37,193,190 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		37,193,190 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,860,046 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.6%(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by Pegasus Partners IV, L.P. in connection with a purchase on January 7, 2009 and 32,650,715 shares of common stock issuable upon exercise of warrants at the time the convertible note was issued to Pegasus Partners IV, L.P. on August 27, 2009 is converted into units.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,182,066 shares of common stock outstanding as of June 26, 2009.
(4) Pegasus Partners IV, L.P. also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		37,193,190 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		37,193,190 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,860,046 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.6%(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by Pegasus Partners IV, L.P. in connection with a purchase on January 7, 2009 and 32,650,715 shares of common stock issuable upon exercise of warrants at the time the convertible note was issued to Pegasus Partners IV, L.P. on August 27, 2009 is converted into units.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,182,066 shares of common stock outstanding as of June 26, 2009.
(4) Pegasus Partners IV, L.P. also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS PEGASUS CAPITAL, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		37,193,190 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		37,193,190 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,860,046 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.6%(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by Pegasus Partners IV, L.P. in connection with a purchase on January 7, 2009 and 32,650,715 shares of common stock issuable upon exercise of warrants at the time the convertible note was issued to Pegasus Partners IV, L.P. on August 27, 2009 is converted into units.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,182,066 shares of common stock outstanding as of June 26, 2009.
(4) Pegasus Partners IV, L.P. also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS CRAIG COGUT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		37,193,190 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		37,193,190 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,860,046 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.6% (3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 942,857 shares of common stock issuable upon exercise of a warrant issued to Pegasus Partners IV, L.P. on July 25, 2008, 3,599,618 shares of common stock issuable upon the exercise of warrants acquired by Pegasus Partners IV, L.P. in connection with a purchase on January 7, 2009 and 32,650,715 shares of common stock issuable upon exercise of warrants at the time the convertible note was issued to Pegasus Partners IV, L.P. on August 27, 2009 is converted into units.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,182,066 shares of common stock outstanding as of June 26, 2009.
(4) Pegasus Partners IV, L.P. also has the option to vote 239,975 shares of Series C Preferred Stock and is entitled to 15 votes per share of Series C Preferred Stock. The holders of Series C Preferred Stock have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided in the Certificate of Designation of Series C Preferred Stock or as required by law), voting together with the common stock as a single class.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS RICHARD KELSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		78,410 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		78,410 (1)

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,745,266 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 78,410 shares of common stock held directly by Mr. Kelson.
(2) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(3) Based on 30,182,066 shares of common stock outstanding as of June 26, 2009.

CUSIP No.	53224G103

1	NAMES OF REPORTING PERSONS LED EFFECTS, INC. 26-0299414

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,666,856 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

20,666,856 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,666,856 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Includes 18,012,067 shares of common stock and 2,654,789 shares of common stock issuable upon conversion of Series B Preferred Stock.
(2) Based on 30,182,066 shares of common stock outstanding as of June 26, 2009.

Amendment No. 8 to Schedule 13D
     This Amendment No. 8 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of LED Holdings, LLC (“LEDH ”), PP IV (AIV) LED, LLC (“PPAIV ”), PP IV LED, LLC (“PPLED ”), Pegasus Partners IV, L.P. (“PPIV ”), Richard Kelson (“Mr. Kelson ”) and LED Effects, Inc. (“LED ”, together with PPAIV, PPLED, PPIV, Mr. Kelson, Pegasus Investors IV, L.P. (“PIIV ”), Pegasus Investors IV GP, L.L.C. (“PIGP ”), Pegasus Capital, LLC (“PCLLC ”) and Craig Cogut (“Mr. Cogut”), the “LEDH Members ”) (LEDH and the LEDH Members also referred to herein as the “ Reporting Persons ”), with the Securities and Exchange Commission (the “SEC”) on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008, Amendment No. 2 filed on May 1, 2008, Amendment No. 3 filed on July 30, 2008, Amendment No. 4 filed on January 12, 2009, Amendment No. 5 filed on February 20, 2009, Amendment No. 6 filed on May 22, 2009 and Amendment No. 7 filed on August 17, 2009. Except as specifically provided herein, this Amendment No. 8 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.
Item 3. Source and Amount of Funds or Other Consideration
     On August 27, 2009, the Issuer issued to PPIV a convertible note in an aggregate amount of $32,846,619.02 (the “New Convertible Note”) in consideration for value received. As discussed below, the Convertible Note is convertible into units consisting of Series D Non-Convertible Preferred Stock and warrants to purchase shares of the Issuer’s common stock upon the occurrence of certain events.
Item 4. Purpose of Transaction
Release Agreement
     On August 27, 2009, the Issuer, LEDH, LED, PPIV and Pegasus Capital Advisors, L.P. (“Pegasus Advisors,” and together with PPIV, the “Pegasus Group”), on the one hand, entered into that certain Governing Agreement and Complete Releases (the “Release Agreement”) with Koninklijke Philips Electronics N.V. (“Philips Electronics”), Philips Electronics North America Corporation (“PENAC”) and Philips Solid-State Lighting Solutions, Inc. (“PSSLS”, and, together with Philips Electronics and PENAC, the “Philips Group”), on the other hand. As previously disclosed in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2008, the Issuer and the Philips Group have been involved in patent infringement litigation since February 19, 2008 (the “Patent Litigation”).
     Pursuant to the Release Agreement, the parties agreed to dismiss all pending litigation among and between them. Specifically, the Issuer, LEDH, LED and the Pegasus Group, on the one hand, and the Philips Group, on the other hand, agreed to terminate all claims and disputes among them relating to any matter or occurrence, including, but not limited to, all claims and disputes arising out of or related to the Patent Litigation and arising out of or related to any agreements or contracts entered into among the parties prior to the date of the Release Agreement (the “Prior Agreements”). Pursuant to the Release Agreement, the parties agreed that certain of the Prior Agreements will remain in full force and effect and that others will be terminated or will expire in accordance with their terms. The Philips Group released the Issuer, LEDH, LED and the Pegasus Group from any liability stemming from the Patent Litigation and the Prior Agreements, and the Issuer, LEDH, LED and the Pegasus Group each released the Philips Group from any liability relating to the Patent Litigation and the Prior Agreements.
The foregoing description of the Release Agreement is qualified in its entirety by reference to the full text of the Release Agreement, which is filed hereto as Exhibit 10.1 and incorporated herein by reference.
Convertible Note Agreement
     As previously disclosed on May 15, 2009, the Issuer entered into that certain convertible note agreement (the “Original Convertible Note”) pursuant to which the Issuer borrowed an aggregate principal amount of $31,649,999 from PPIV. On August 10, 2009, the Original Convertible Note was amended to extend the maturity date. On August 27, 2009, the Original Convertible Note (as amended) was terminated, and the Issuer entered into the New Convertible Note with PPIV in the principal amount of $32,846,619.02, which represented the outstanding principal and interest on the Original Convertible Note as of August 27, 2009. As with the Original Convertible Note, interest on the New Convertible Note accrues at the rate of 14% per annum. The outstanding principal and interest matures upon the earlier of: (a) July 31, 2010 and (b) the date of the consummation of the Rights Offering (described below). The New Convertible Note may not be prepaid and is immediately due and payable upon the Issuer’s failure to pay any of its material debts when due. As with the Original Convertible Note, so long as any amounts remain outstanding under the New Convertible Note, the Issuer must obtain the prior written consent of PPIV prior to borrowing more than $5,000,000 in the aggregate pursuant to the Issuer’s line of credit with the Bank of Montreal.

     Pursuant to the New Convertible Note, the Issuer agreed to use commercially reasonable efforts to conduct a rights offering (the “Rights Offering”) as soon as is reasonably practical. Similar to the Original Convertible Note, the New Convertible Note provides that the Rights Offering would consist of the offering of approximately 13,000,000 units of the Issuer’s securities (which excludes the number of units that may be acquired pursuant to the New Convertible Note and the convertible note issued to Koninklijke Philips Electronics N.V.) for $1.006 per unit, with each unit to consist of one share of newly designated Series D Non-Convertible Preferred Stock (“Series D Preferred Stock”) and that portion of a warrant (the “Warrant”) representing the right to purchase one share of the Issuer’s common stock at an exercise price of $6.00 per share. The Issuer must also use commercially reasonable efforts to cause the Certificate of Designation for the Series D Non-Convertible Preferred Stock to be filed with the Delaware Secretary of State. The New Convertible Note grants PPIV the right to acquire any units not otherwise subscribed for pursuant to the terms of the Rights Offering.
     As previously disclosed and as amended pursuant to the New Convertible Note, the Series D Preferred Stock issued pursuant to the Rights Offering would be entitled to a cumulative annual dividend of 25%, which accrues to liquidation value only. 17% of such annual dividend would be a non-cash dividend credited to the account of the holder. This portion of the annual dividend could only be used to satisfy the exercise price payable upon exercise of the Warrants and will not be payable to the holder in cash upon redemption. The remaining 8% of the annual dividend would be payable in cash or other property solely upon the redemption of the Series D Preferred Stock. The Series D Preferred Stock would rank junior to the liquidation preferences of the holders of the Issuer’s 6% Convertible Preferred Stock, Series B Preferred Stock and Series C Preferred Stock but senior to the holders of common stock and would have to be redeemed by the Issuer on the eighth anniversary of the date of issuance or upon an earlier liquidation, dissolution or change of control of the Issuer. Except as required by law, the Series D Preferred Stock would not have voting rights. The Warrants issued pursuant to the Rights Offering would have an exercise price of $6.00 per share, a term of 12 years and contain certain anti-dilution protections.
     If the registration statement for the Rights Offering is declared effective by the Securities and Exchange Commission prior to July 31, 2010 (the scheduled maturity date), PPIV will be deemed to have converted all of the then outstanding principal and interest under the New Convertible Note into a number of units equal to one unit for each $1.006 of outstanding principal and interest under the New Convertible Note. Regardless of whether the registration statement for the Rights Offering is declared effective, the New Convertible Note provides PPIV with the option to convert all or a portion of the outstanding principal and interest under the New Convertible Note into a number of units equal to one unit for each $1.006 of outstanding principal and interest at any time after the series D Preferred Stock Certificate of Designation is filed and becomes effective. Upon any conversion of the New Convertible Note, PPIV will release the Issuer from liability to the extent of the repayment of principal and interest being converted under the New Convertible Note.
THIS NOTICE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.
     The foregoing description of the New Convertible Note is qualified in its entirety by reference to the full text of the New Convertible Note, which is filed hereto as Exhibit 10.2 and incorporated herein by reference.
     The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of Common Stock or may determine to purchase, sell or otherwise dispose of all or some of the shares of Common Stock and/or Series B Preferred Stock and/or Series C Preferred Stock of the Issuer or the Warrants exercisable for shares of Common Stock in the open market, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.
     Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 8 are incorporated herein by reference. Such information is based upon 30,182,066 shares of Common Stock outstanding as of June 26, 2009 as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on July 1, 2009.
     The LEDH Members share voting and dispositive power over the shares of Common Stock and Series B Preferred Stock of the Issuer only as members of LEDH and by virtue of such status may be deemed to be the beneficial owners of the shares of Common Stock and Series B Preferred Stock of the Issuer held by LEDH. The LEDH Members disclaim beneficial ownership of the shares of Common Stock and Series B Preferred Stock held by other LEDH Members, except to the extent of any pecuniary interest, and this statement shall not be deemed to be an admission that they are the beneficial owners of such securities.
     Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities
     The disclosure regarding the New Convertible Note in Item 4 is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits

Exhibit	Description

10.1	Governing Agreement and Complete Releases, dated August 27, 2009, among Lighting Science Group Corporation, LED Holdings, LLC, LED Effects, Inc., Pegasus Capital Advisors, L.P., Pegasus Partners IV, L.P., Philips Electronics North America Corporation, Philips Solid-State Lighting Solutions, Inc. and Koninklijke Philips Electronics N.V (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K, filed with the SEC on August 28, 2009).

10.2	Convertible Note Agreement, dated as of August 27, 2009 (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K, filed with the SEC on August 28, 2009).

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 1, 2009

LED HOLDINGS, LLC

By:	/s/ Govi Rao
Name: Govi Rao
Title: President/CEO

PP IV (AIV) LED, LLC

By:	Pegasus Partners IV (AIV), L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PP IV LED, LLC

By:	Pegasus Partners, IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, LP
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut
Name: Craig Cogut
Title: President & Managing Member

/s/ Craig Cogut
CRAIG COGUT

/s/ Richard Kelson
RICHARD KELSON

LED EFFECTS, INC.

By:	/s/ Kevin Furry
Name: Kevin Furry
Title: President